TO OUR STOCKHOLDERS, CUSTOMERS, AND EMPLOYEES


     We are gratified to report that Mueller's pretax earnings in the third quarter of 2001 increased from the same quarter the year before. Although the increase was small, it was significant, since the nation's economy clearly slowed during the quarter. Despite the horrific September 11th terrorist attacks on our country, our Company and its employees carried on. We recognize that Mueller manufactures basic infrastructure products needed for rebuilding and construction, and you can be assured Mueller will be there when needed.

     Net earnings were $19.0 million, or 51 cents per diluted share, in the third quarter of 2001 compared with $19.3 million, or 50 cents per diluted share, for the same quarter last year. The effective tax rate for the quarter was 37.9 percent versus 36.9 percent for the third quarter of 2000. Also, average diluted shares outstanding were 37.3 million versus 38.3 million for the third quarter last year.

     Net sales for the third quarter were $253.4 million compared with net sales of $304.0 million for the third quarter of 2000. Our net sales were affected by the decline in the price of copper which averaged 67 cents per pound in the quarter versus 87 cents per pound in the same quarter last year. Also affecting sales was the total pounds of product shipped, which declined by 10 percent from the year before.

     The sales decline led to a contraction in margins in the Industrial Products Division; however, margins in the Standard Products Division improved, largely due to production efficiencies and reduced raw material costs.

     Year-to-date, net income was $55.2 million on net sales of $816.0 million compared with net income of $75.6 million on net sales of $950.8 million for the first three quarters of 2000. Earnings per diluted share for the first nine months of 2001 were $1.48 compared with $1.97 reported a year ago.

     Our European copper tube mill project is nearing completion, both on time and under budget. The objective of this investment was to reduce costs while improving productivity. We believe we will commence reaping these benefits in the fourth quarter of 2001.

     With the completion of our European modernization, we are confident that all of our manufacturing plants are highly competitive and world class. This means that over the next several years, our capital investment programs will focus on maintenance and refinements.

     The housing and construction industry over the past year has been solid and resilient. Housing starts are currently at a seasonally adjusted annual rate of 1.53 million units. And, mortgage rates are very attractive, having declined along with the nine interest rate cuts by the Federal Reserve Bank. Currently, 30-year mortgage rates are 6.19 percent, compared with 7.56 percent one year ago. Moreover, inventories of new homes available for sale are low, so there is very little overhang of unsold homes.

     These factors are clearly positive for our business. The countervailing factors are the erosion in consumer confidence and the uncertain state of the economy.

     Obviously, reading the economic tea leaves is a dubious undertaking, but one thing is clear - Americans have found that investing in their home is both personally satisfying and financially rewarding. We believe this will continue to be true, and that Mueller will benefit from this long-term trend.

     Mueller is financially strong, with no net debt and excellent cash flow. We are in a position to take advantage of opportunities for growth in the years ahead.


Sincerely,


/S/HARVEY L. KARP                       /S/WILLAIM D. O'HAGAN
Harvey L. Karp                          William D. O'Hagan
Chairman of the Board                   President and Chief Executive Officer


October 16, 2001

MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(In thousands, except per share data)
                                               For the Quarter Ended
                                    September 29, 2001      September 23, 2000
Net sales                                $   253,438             $   304,017

Cost of goods sold                           190,809                 242,101

Depreciation and amortization                 10,683                   9,238
Selling, general, and
   administrative expense                     21,073                  22,437
                                          ----------              ----------
Operating income                              30,873                  30,241

Interest expense                                (660)                 (2,207)
Environmental reserves                        (1,349)                      -
Other income, net                              1,755                   2,554
                                          ----------              ----------
Income before income taxes                    30,619                  30,588

Income tax expense                           (11,618)                (11,281)
                                          ----------              ----------

Net income                               $    19,001             $    19,307
                                          ==========              ==========

Earnings per share

   Basic:
     Weighted average shares outstanding      33,424                  34,439
                                          ==========              ==========

     Basic earnings per share            $      0.57             $      0.56
                                          ==========              ==========

   Diluted:
     Weighted average shares outstanding
        plus assumed conversions              37,298                  38,275
                                          ==========              ==========

     Diluted earnings per share          $      0.51             $      0.50
                                          ==========              ==========

MUELLER INDUSTRIES, INC.
CONDENCED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(In thousands, except per share data)
                                              For the Nine Months Ended
                                    September 29, 2001      September 23, 2000
Net sales                                $   816,037             $   950,847

Cost of goods sold                           628,015                 732,305

Depreciation and amortization                 31,715                  27,519
Selling, general, and
   administrative expense                     66,390                  71,547
                                          ----------              ----------
Operating income                              89,917                 119,476

Interest expense                              (2,764)                 (7,130)
Environmental reserves                        (2,966)                      -
Other income, net                              4,890                   7,509
                                          ----------              ----------
Income before income taxes                    89,077                 119,855

Income tax expense                           (33,832)                (44,220)
                                          ----------              ----------

Net income                               $    55,245             $    75,635
                                          ==========              ==========

Earnings per share

   Basic:
     Weighted average shares outstanding      33,396                  34,582
                                          ==========              ==========

     Basic earnings per share            $      1.65             $      2.19
                                          ==========              ==========

   Diluted:
     Weighted average shares outstanding
        plus assumed conversions              37,237                  38,449
                                          ==========              ==========

     Diluted earnings per share          $      1.48             $      1.97
                                          ==========              ==========

MUELLER INDUSTRIES, INC.
CONDENCED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(In thousands)
                                    September 29, 2001     December 30, 2000
ASSETS

Cash and cash equivalents                $   133,520             $   100,268
Accounts receivable, net                     156,393                 152,157
Inventories                                  128,155                 142,325
Other current assets                          13,695                  10,421
                                          ----------              ----------
     Total current assets                    431,763                 405,171

Property, plant and equipment, net           381,428                 379,885
Other assets                                 126,164                 125,220
                                          ----------              ----------
                                         $   939,355             $   910,276
                                          ==========              ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current portion of long-term debt        $     4,120             $     5,909
Accounts payable                              42,436                  43,733
Other current liabilities                     90,540                  68,207
                                          ----------              ----------
     Total current liabilities               137,096                 117,849

Long-term debt                                47,884                 100,975
Other noncurrent liabilities                  86,508                  77,050
                                          ----------              ----------
     Total liabilities                       271,488                 295,874
                                          ----------              ----------

Minority interest in subsidiaries                297                     297

Stockholders' equity                         667,570                 614,105
                                          ----------              ----------
                                         $   939,355             $   910,276
                                          ==========              ==========


MUELLER INDUSTRIES, INC. IS NAMED SUPPLIER
OF THE YEAR BY AFFILIATED DISTRIBUTORS

     At its annual meeting of North American affiliates and preferred suppliers, Affiliated Distributors (A-D) named Mueller Industries, Inc. its 2001 Plumbing Supplier of the Year. A-D is one of North America's largest distribution networks. Its plumbing division, which represents a cooperative of leading independent distributors of plumbing, heating, air-conditioning, and industrial piping products, consists of over 50 distributors and 700 locations in the United States.

     A-D's affiliates selected Mueller for its overall excellent performance from a field of over 80 preferred suppliers. Selection criteria included excellence in sales representation, customer service, product quality, marketing support, and service levels. This award demonstrates Mueller's continuing success in fulfilling one of our prime objectives: to provide our customers with superior service.


[PHOTO]





































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